Presentation accompanying conference call regarding Paramount Pictures’ acquisition of DreamWorks SKG

Moderator: Jim Bombassei

Event Date/Time: December 12, 2005, 8:30 a.m. E.S.T.

Filed by: Viacom Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Viacom Inc.

Commission File No.: 333-128821

Subject Company: New Viacom Corp.

Commission File No.: 333-128821-01

This presentation contains information relating to the proposed separation of Viacom into two publicly traded companies.  In connection with the proposed transaction, Viacom has filed a Registration Statement on Form S-4, as amended, with the U.S. Securities and Exchange Commission.  Investors and security holders are urged to read the Registration Statement and related materials that are filed with the SEC because they contain important information about the proposed transaction.  Investors and security holders may obtain copies of these documents, and other documents containing information about Viacom, without charge, at the SEC’s website at www.sec.gov, and through Viacom’s Investor Relations at Investor.Relations@viacom.com.

On December 12, 2005, at 8:30 a.m. E.S.T., Viacom used the below slides in conjunction with its conference call and webcast.

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December 12, 2005

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Safe Harbor Statement

•                  Cautionary Statement Regarding Forward-Looking Statements and Other Information

•                  Statements made on this call and webcast include historical and forward-looking statements. All statements that are not statements of historical fact are, or may be deemed, forward-looking statements pursuant to §27A of the Securities Act of 1933 and §21E of the Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks, uncertainties and other factors that are difficult to predict and which may cause actual results, performance or achievements to be different from any future results, performance and achievements expressed or implied by these statements.  These risks could affect future results, causing them to differ materially from those expressed in the forward-looking statements. The forward-looking statements made on this call and webcast are made as of the date of the call and webcast, and Viacom and New Viacom Corp. do not have any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances. You should not rely on the accuracy of information on this call and webcast after the date of the call and webcast.

•                  This call and webcast contain information relating to the proposed separation of Viacom into two publicly traded companies. In connection with the proposed transaction, Viacom and New Viacom Corp. (to be renamed Viacom Inc. upon the separation) have filed a Registration Statement on Form S-4, as amended, with the SEC. Investors and security holders are urged to read the Registration Statement and related materials that are filed with the SEC because they contain important information about the proposed transaction. Investors and security holders may obtain copies of these documents, and other documents containing information about Viacom and/or New Viacom Corp., without charge, at the SEC’s website at www.sec.gov and through Viacom’s Investor Relations at investor.relations@viacom.com.

Tom Freston

Transaction overview

•                  Paramount to acquire DreamWorks for approximately $1.6 billion

•                  Library to be sold in separate transaction for between $850mn to $1bn

•                  Reduced financial commitment

•                  Attractive financial metrics

•                  Expected to close in 1Q06, subject to customary regulatory reviews

Dramatically accelerates turnaround of Paramount

What we’re getting

•                  Pipeline

•                  Completed projects released, or scheduled for release, in Q405

•                  Full set of projects in production

•                  Ongoing production partnerships with Spielberg and Geffen

•                  Replacing existing producer relationships at Paramount

•                  Exclusive worldwide distribution agreements

•                  DreamWorks Animation film library and future films

•                  DreamWorks live action library

•                  Exclusive rights to future DreamWorks animation characters in TV

•                  Additional operational assets and benefits

•                  DreamWorks television division and properties

Pipeline

•                  Four films, that have been, or are scheduled for, release in 4Q 2005

•                  “Munich” (Spielberg directed)

•                  “Dreamer”

•                  “Memoirs of a Geisha”

•                  “Matchpoint” (distribution deal)

•                  Four films slated for release in 2006 and 2007

•                  “Dreamgirls”

•                  “Flags of our Father”

•                  “She’s the Man”

•                  “Last Kiss”

•                  Various other projects in development

Production partnerships

•                  Steven Spielberg and David Geffen

•                  Multi-year employment agreements in their respective roles as Producer/Director and Chairman of DreamWorks

•                  Continued leadership of production and development operations

•                  Responsible for producing 4-6 films per year starting in 2007

•                  Upgrades creative firepower at Paramount

•                  Replaces existing producer relationships

•                  Overall target slate remains 14 - 16 films per year

Exclusive distribution agreements

•                  Exclusive theatrical / DVD / television distribution agreement for DreamWorks Animation films

•                  All new films developed and released in the next 7 years

•                  Existing library of 11 feature films and 8 direct-to-video (subject to a transition period for home-video rights only)

•                  Encompasses U.S. and international markets

•                  Deal also includes the DreamWorks SKG live action library

•                  59 released films

•                  We will retain worldwide distribution rights after the sale of the library

•                  The opportunity to collaborate with DreamWorks Animation to produce television programming utilizing their animated characters

Increased distribution strength

•                  Opportunities to combine titles

•                  DreamWorks Animation and live action + existing Paramount titles

•                  Increased strength

•                  Improved shelf space / position at retail

•                  Driving increased sales volume in the U.S. and internationally

•                  Improved sell-through to international free TV

•                  Greater weighting in high-growth family oriented animation segment

Other assets

•                  DreamWorks television division and properties

•                  TV properties:  “Spin City” and “Las Vegas”

•                  TV sales force, filling a needed resource following CBS split

•                  Significant potential in leveraging DreamWorks Animation and Nickelodeon brands

•                  Creates leading kid-family programming

•                  Katzenberg has expressed interest in working with Nickelodeon to jointly leverage his content and the Nickelodeon platform

Mike Dolan

DreamWorks SKG purchase

•                  DreamWorks Enterprise Value of $1.6bn

•                  $775 million equity value

•                  Remainder in net debt and various obligations

•                  Two-stage transaction:  achieves key strategic & financial benefits while dramatically reducing net capital commitment

•                  Stage one:  Viacom buys 100% of DreamWorks for $1.6bn enterprise value

•                    Stage two:  We sell the DreamWorks live action library for $850mn - $1bn

•                  $500-650 million net purchase price

•                  Pro Forma for the sale of the library and conversion of commercial agreements

Sale of the library

•                  What are we selling?

•                  Stable but declining cash flows makes asset well suited to a financial partner

•                  59 world-class live action titles released prior to 4Q05

•                  Certain ancillary rights (character rights, sequels, music and some interactive gaming)

•                  Paramount will maintain distribution rights for these films

•                  Status of the library sale

•                  Received formal indications of interest

•                  Estimated enterprise value of between $850 million to $1 billion

•                  Expected to close shortly after the close of the acquisition of DreamWorks SKG

Creates significant shareholder value

•                  Maintains all operating benefits - with limited investment - and optimizes key financial metrics

•                  Accretive to earnings and FCF in FY06

•                  IRR in excess of Viacom cost of capital

•                  Several hundred million dollars in capital returned in first 24 months

•                  Strategic benefits

•                  Dramatically enhances Paramount slate of films

•                  Distribution agreements will drive substantial incremental revenue

•                  Spielberg is the premier film maker of this generation

•                  Returns Paramount to double-digit revenue & OIBDA growth

•                  Performance profile consistent with other divisions of New Viacom

Q & A

December 12, 2005

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